July 21, 2011

Lilyanna L. Peyser
Staff Attorney
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:	Advanced Cloud Storage Inc. Termination Date of the Offering Amendment No.2 to Registration Statement on Form S-1 File NO. 333-173537 Filed June 23, 2011

Dear Ms. Peyser

At request of the Commission, Advanced Cloud Storage, Inc. hereby notifies the Commission the termination date of the offering is October 14, 2011.

Sincerely,

/s/ Frik Meyer, President